

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 24, 2007

By U.S. Mail and facsimile (415) 989-3796

Dean L. Cash
Chief Executive Officer
ATEL 12, LLC
600 California Street, 6th Floor
San Francisco, California 94108

> **Re:** **ATEL 12, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 6, 2007**
> **File No. 333-142034**

Dear Mr. Cash:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Summary of the Offering, page 7

2. We note your response to comment 5 of our letter dated June 29, 2007. Please revise to specify the fee limits on the 4% management fee.

Investment Objectives and Policies, page 32
Equipment Leasing Industry and Competition, page 43

3. We note your response to comment 14 of our letter dated June 29, 2007, with respect to the public availability of the reports of the Equipment Leasing and Finance Foundation. Please file the consent of the Equipment Leasing and Finance Foundation or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Prior Performance Summary, page 63

4. We note your response to comment 20 of our letter dated June 29, 2007. Please revise your discussion of ATEL Capital Equipment Fund XI to clarify why you disclose proceeds raised through December 31, 2006, for an offering terminated on April 30, 2006, when you provide disclosure of proceeds raised as of the date of termination of the offerings of your other affiliated funds. In addition, it appears that you did not update the date with respect to your disclosure of the total cost of the equipment purchased by ATEL Capital Equipment Fund VIII. Please revise.

Federal Income Tax Consequences, page 72
Opinions of Derenthal & Dannhauser LLP, page 73

5. Please delete the first sentence appearing under this heading. Please note that the prospectus disclosure must constitute the opinion of counsel with respect to the tax matters therein, and cannot be merely a "summary" subject to counsel's "review." Make corresponding revisions under each of the subheadings appearing under "Federal Income Tax Consequences."

6. Please note that any tax consequence presented as being "more likely than not" to occur must include counsel's explanation of the reasons for doubt, the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure setting forth the risk to investors. This comment is also applicable to statements that a particular consequence "should" or "should not" occur provided, for example, under "Allocations of Profits and Losses" in response to comment 27 of our letter dated June 29, 2007.

7. We note the statement that the opinions "have no binding effect or official status of any kind." Please revise to clarify whether counsel is referring to the effect of its opinion on the IRS.

8. We note the implication in the fifth paragraph that the status of Fund leases constitutes a material tax consequence and therefore must be contained in the opinion of counsel. Please note that if counsel is unable to render an opinion, this paragraph must be revised to state that *counsel* is unable to opine with respect to this consequence, while stating why *it* is unable to opine as well as the possible outcomes and risks to investors of this tax consequence. Similarly revise under "Tax Status of Leases" on page 76.

9. Please revise to state the "certain issues" as to which counsel has not rendered an opinion. Please note that if counsel deems any of these issues to be material, it must opine as to the applicable consequences for investors.

Classification as a Partnership, page 73

10. We note the response to comment 26 of our letter dated June 29, 2007. Please revise to state that it is the opinion of Derenthal & Dannhauser LLP that the Fund will be classified as a partnership for federal income tax consequences, rather than providing "general" discussion "based upon counsel's opinion."

Plan of Distribution, page 97

11. We note your response to comment 33 of our letter dated June 29, 2007. Please revise to state that ATEL Securities Corporation is an underwriter with respect to the offering and that the sales commissions and dealer fees it receives will be deemed underwriter compensation.

Exhibits
Exhibit 8.1, Opinion regarding tax matters

12. Please submit a revised short form opinion of counsel that clearly states the prospectus disclosure constitutes the opinion of counsel with respect to all material tax consequences. In this regard, we note reference to "certain opinions described in the 'Federal Income Tax Consequences' section" in the second paragraph of the opinion, "we hereby confirm that each of the *statements* in the Prospectus in which it is stated that tax counsel has *advised* the Fund of an opinion" (emphasis added) in the third paragraph from the end of the exhibit, and the implication in the final paragraph that certain tax consequences are "set forth" rather than confirmed in the exhibit. Please also revise the fourth paragraph from the end of the exhibit to list the tax consequences on which counsel did not opine or, alternatively, delete this paragraph.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-7322 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Andy Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

Dean L. Cash
ATEL 12, LLC
August 24, 2007
Page 4

cc: Paul J. Derenthal (*via facsimile* 415/981-4840)
        Derenthal & Dannhauser
        One Post Street, Suite 575
        San Francisco, California 94104